Exhibit 99.1

Corporate Headquarters
For Immediate Release		40W267 Keslinger Road
PO Box 393
For Details Contact:		LaFox, IL 60147-0393
Edward J. Richardson	Kathleen S. Dvorak	USA
Chairman and CEO	EVP & CFO	Phone: (630)208-2200
Phone: (630) 208-2340	(630) 208-2208	Fax: (630)208-2550
E-mail: info@rell.com

RICHARDSON ELECTRONICS REPORTS THIRD QUARTER

FISCAL 2011 RESULTS, INCREASES CASH DIVIDEND

AND ANNOUNCES A SHARE REPURCHASE AUTHORIZATION

LaFox, IL, April 6, 2011: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported sales and earnings for its third quarter ended February 26, 2011. The Company also announced that its Board of Directors declared a $.05 quarterly cash dividend and authorized an initial share repurchase of $25 million to repurchase shares of the Company’s common stock. As previously announced, the Company completed the sale of its RF, Wireless and Power Division (RFPD) to Arrow Electronics, Inc. on March 1, 2011. The cash proceeds and gain on sale will be reflected in the Company’s fourth quarter fiscal 2011 financial statements.

Net sales for the third quarter of Fiscal 2011 were $39.7 million, up 18.7% from net sales of $33.4 million during the third quarter of last year. Operating income was $0.8 million, or 2.1% of net sales, during the third quarter of fiscal 2011, compared to an operating loss of $0.3 million during last year’s third quarter. Income from continuing operations during the third quarter of fiscal 2011 was $0.2 million, or $.01 per diluted common share, compared to a loss from continuing operations of $0.7 million during the third quarter of last year.

The Company’s third quarter results reflect RFPD as a discontinued operation. Income from discontinued operations, net of tax, was $8.0 million, or $0.43 per diluted common share, during the third quarter of fiscal 2011 compared to $5.2 million, or $0.30 per diluted common share, during the third quarter of fiscal 2010.

Net income during the third quarter of fiscal 2011 was $8.2 million, or $0.44 per diluted common share, compared to net income of $4.5 million, or $0.26 per diluted common share, for the prior year’s third quarter.

Operating income of $0.8 million for the third quarter includes $0.4 million of incremental costs associated with a strategic distribution agreement for EDG. These costs are expected to continue through June 2011. Operating income of $2.3 million for the first nine months of fiscal 2011 includes $1.1 million of incremental costs.

FINANCIAL SUMMARY – THREE MONTHS ENDED FEBRUARY 26, 2011

•	Net sales for the third quarter of fiscal 2011 were $39.7 million, up 18.7%, compared to net sales of $33.4 million during the third quarter of last year.

•	Gross margin as a percentage of net sales decreased to 29.1% during the third quarter of fiscal 2011 compared to 31.1% during the third quarter of last year.

•	SG&A expenses during the third quarter of fiscal 2011 were $10.7 million, or 27.1% of net sales, compared to $10.6 million, or 31.8% of net sales, during the third quarter of last year.

•	Operating income during the third quarter of fiscal 2011 was $0.8 million, or 2.1% of net sales, compared to a loss of $0.3 million, for the third quarter last year.

•	Income from continuing operations during the third quarter of fiscal 2011 was $0.2 million, compared to a loss from continuing operations of $0.7 million during the third quarter of last year.

•

Income from discontinued operations, net of tax, was $8.0 million, or $0.43 per diluted common share, during the third quarter of fiscal 2011 compared to $5.2 million, or $0.30 per diluted common share, during the third quarter of fiscal 2010.

•

Net income during the third quarter of fiscal 2011 was $8.2 million, or $0.44 per diluted common share, compared to net income of $4.5 million, or $0.26 per diluted common share, in the prior year’s third quarter.

FINANCIAL SUMMARY – NINE MONTHS ENDED FEBRUARY 26, 2011

•	Net sales for the first nine months of fiscal 2011 were $118.1 million, up 22.4%, compared to net sales of $96.5 million during the first nine months of last year.

•	Gross margin as a percentage of net sales decreased to 29.4% during the first nine months of fiscal 2011 compared to 31.4% during the first nine months of last year.

•	SG&A expenses during the first nine months of fiscal 2011 were $32.5 million, or 27.5% of net sales, compared to $31.6 million, or 32.8% of net sales, during the first nine months of last year.

•	Operating income during the first nine months of fiscal 2011 was $2.3 million, or 1.9% of net sales, compared to a loss of $1.3 million for the first nine months of last year.

•

Income from continuing operations during the first nine months of fiscal 2011 was $0.9 million, or $0.05 per diluted common share, compared to a loss from continuing operations of $3.2 million, during the first nine months of last year.

•

Income from discontinued operations, net of tax, was $23.2 million, or $1.28 per diluted common share, during the first nine months of fiscal 2011 compared to $12.8 million, or $0.73 per diluted common share, during the first nine months of the prior year.

•

Net income during the first nine months of fiscal 2011 was $24.1 million, or $1.33 per diluted common share, compared to net income of $9.5 million, or $0.55 per diluted common share, during the first nine months of the prior year.

CASH FLOWS AND BALANCE SHEET

Cash flows used in operating activities, including the cash flows from our discontinued operations, were $9.8 million during the third quarter of fiscal 2011, compared to cash flows provided by operating activities of $16.0 million during the third quarter of fiscal 2010. The Company ended the third quarter in a net cash position of $7.9 million, reflecting cash of $29.9 million and total debt of $22.0 million.

“The use of cash during the third quarter reflects an increase in working capital from our continuing operations of approximately $5.4 million. We are cautiously investing in working capital necessary to support the strong sales growth within our EDG business,” said Kathleen Dvorak, Executive Vice President and Chief Financial Officer.

“At the start of our fourth quarter, we received the cash proceeds from the sale of RFPD to Arrow Electronics. We are committed to returning value to our shareholders through a combination of dividends, share repurchases and investments to fund our growth initiatives for our remaining businesses,” said Edward Richardson, Chairman, Chief Executive Officer and President of Richardson Electronics, Ltd.

SHARE REPURCHASE AUTHORIZATION

On April 5, 2011, the Company’s Board of Directors authorized an initial share repurchase of $25 million to repurchase outstanding shares of the Company’s common stock. Share repurchases may be made on the open market or in privately negotiated transactions from time to time, subject to market conditions and trading restrictions. This authorization has no expiration and can be cancelled at any time.

OUTLOOK

On March 1, 2011, the Company completed the sale of its RFPD business and certain other assets to Arrow Electronics, Inc. The Company received approximately $239 million in cash, subject to a post-closing working capital adjustment.

“As the sale of RFPD is now complete, our focus is to appropriately align our cost structure to support our remaining businesses with the goal of achieving a 5% operating margin exit rate for Fiscal 2011,” said Mr. Richardson.

“I am extremely pleased with the continuing sales growth within our EDG business particularly within the industrial heating and semiconductor manufacturing businesses. We are also encouraged with the improvements within our Canvys division, specifically the continuing growth within the OEM business. We expect that sales for EDG and Canvys for the fourth quarter will be in the range of $39 to $40 million,” added Mr. Richardson.

CASH DIVIDEND

The Company also announced today that its Board of Directors voted to increase its quarterly cash dividend and declared a $0.05 dividend per share to all holders of common stock and a $0.045 cash dividend per share to all holders of Class B common stock. The dividend will be payable on May 20, 2011, to all common stockholders of record on May 6, 2011. The Company currently has 15,278,354 outstanding shares of common stock and 3,001,961 outstanding shares of Class B common stock.

CONFERENCE CALL INFORMATION

On Thursday, April 7, 2011, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company’s third quarter fiscal 2011 results. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 888-339-2688 and enter passcode 42031438 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on April 7, 2011, for seven days. The telephone numbers for the replay are (USA) 888-286-8010 and (International) 617-801-6888; access code 22763657.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s 2010 Annual Report on Form 10-K, Item 1A, and “Risk Factors” in the Company’s Definitive Proxy Statement filed on December 21, 2010. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a global provider of engineered solutions, a global distributor of electronic components to the electron device markets, and a global provider of display solutions to the display systems markets. Utilizing its core engineering and manufacturing capabilities, the Company’s strategy is to provide specialized technical expertise and value-add, or “engineered solutions.” The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for end products of its customers. More information is available online at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Statements of Income

(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	February 26, 2011	February 27, 2010	February 26, 2011	February 27, 2010
Statements of Income
Net sales	$39,653	$33,408	$118,143	$96,538
Cost of sales	28,096	23,032	83,400	66,195

Gross profit	11,557	10,376	34,743	30,343
Selling, general, and administrative expenses	10,733	10,639	32,476	31,636
Loss on disposal of assets	1	9	3	7

Operating income (loss)	823	(272)	2,264	(1,300)

Other (income) expense:
Interest expense	39	291	145	955
Investment income	—	(6)	—	(24)
Foreign exchange (gain) loss	27	(208)	343	1,310
Loss on retirement of short-term debt	—	127	60	127
Other, net	4	2	(67)	(96)

Total other expense	70	206	481	2,272

Income (loss) from continuing operations before income taxes	753	(478)	1,783	(3,572)
Income tax provision (benefit)	523	225	933	(339)

Income (loss) from continuing operations	230	(703)	850	(3,233)
Income from discontinued operations, net of tax	7,987	5,171	23,202	12,750

Net income	$8,217	$4,468	$24,052	$9,517

Net income per Common share - Basic:
Income (loss) from continuing operations	$0.01	$(0.04)	$0.05	$(0.18)
Income from discontinued operations	0.45	0.30	1.32	0.73

Total net income per Common share - Basic:	$0.46	$0.26	$1.37	$0.55

Net income per Class B common share - Basic:
Income (loss) from continuing operations	$0.01	$(0.04)	$0.04	$(0.17)
Income from discontinued operations	0.40	0.27	1.19	0.65

Total net income per Class B common share - Basic:	$0.41	$0.23	$1.23	$0.48

Net income per Common share - Diluted:
Income (loss) from continuing operations	$0.01	$(0.04)	$0.05	$(0.18)
Income from discontinued operations	0.43	0.30	1.28	0.73

Total net income per Common share - Diluted:	$0.44	$0.26	$1.33	$0.55

Net income per Class B common share - Diluted:
Income (loss) from continuing operations	$0.01	$(0.04)	$0.04	$(0.17)
Income from discontinued operations	0.40	0.27	1.17	0.65

Total net income per Class B common share - Diluted:	$0.41	$0.23	$1.21	$0.48

Weighted average number of shares:
Common shares - Basic	15,086	14,718	14,846	14,814

Class B common shares - Basic	3,002	3,048	3,026	3,048

Common shares - Diluted	18,455	17,766	18,182	17,862

Class B common shares - Diluted	3,002	3,048	3,026	3,048

Dividends per common share	$0.020	$0.020	$0.060	$0.060

Dividends per Class B common share	$0.018	$0.018	$0.054	$0.054

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except per share amounts)

	February 26, 2011	May 29, 2010
Assets
Current assets:
Cash and cash equivalents	$29,863	$29,038
Accounts receivable, less allowance of $312 and $369	25,021	19,762
Inventories	27,960	26,797
Prepaid expenses	1,103	1,438
Deferred income taxes	283	317
Discontinued operations - assets	187,941	148,169

Total current assets	272,171	225,521

Non-current assets:
Property, plant and equipment, net	5,521	6,561
Deferred financing costs, net	—	60
Non-current deferred income taxes	1,741	1,541
Other non-current assets	397	1,132

Total non-current assets	7,659	9,294

Total assets	$279,830	$234,815

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$17,814	$18,067
Accrued liabilities	9,615	10,037
Short-term debt	22,000	19,517
Discontinued operations - liabilities	64,215	53,366

Total current liabilities	113,644	100,987

Non-current liabilities:
Long-term income tax liabilities	571	254
Other non-current liabilities	439	490
Discontinued operations - non-current liabilities	1,678	3,221

Total non-current liabilities	2,688	3,965

Total liabilities	116,332	104,952

Commitments and contingencies	—	—

Stockholders’ equity
Common stock, $0.05 par value; issued 16,616 shares at February 26, 2011, and 16,029 shares at May 29, 2010	831	802
Class B common stock, convertible, $0.05 par value; issued 3,002 shares at February 26, 2011, and 3,048 shares at May 29, 2010	150	152
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	125,421	120,998
Common stock in treasury, at cost, 1,370 shares at February 26, 2011, and 1,355 shares at May 29, 2010	(8,665)	(8,503)
Retained earnings	35,920	12,925
Accumulated other comprehensive income	9,841	3,489

Total stockholders’ equity	163,498	129,863

Total liabilities and stockholders’ equity	$279,830	$234,815

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended		Nine Months Ended
	February 26, 2011	February 27, 2010	February 26, 2011	February 27, 2010
Operating activities:
Net income	$8,217	$4,468	$24,052	$9,517
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	283	945	1,668	3,124
Discontinued operations	—	—	—	1,173
Loss on retirement of short-term debt	—	127	60	127
Loss on disposal of assets	1	9	3	7
Stock compensation expense	69	152	377	503
Deferred income taxes	1,343	35	1,312	119
Accounts receivable	(8,676)	(1,389)	(19,888)	(350)
Inventories	(10,240)	(3,959)	(20,256)	1,926
Prepaid expenses	612	(189)	(1,092)	(1,661)
Accounts payable	2,062	15,722	8,713	6,991
Accrued liabilities	(1,253)	(395)	768	551
Long-term income tax liabilities	14	(111)	14	(1,333)
Other	(2,184)	564	(2,247)	(16)

Net cash provided by (used in) operating activities	(9,752)	15,979	(6,516)	20,678

Investing activities:
Capital expenditures	(22)	(190)	(518)	(684)
Discontinued operation settlement	—	(1,000)	—	(1,000)
Proceeds from sale of assets	3	6	3	6
Gain on sale of investments	(4)	(3)	(5)	(30)
Proceeds from sales of available-for-sale securities	42	29	125	132
Purchases of available-for-sale securities	(42)	(29)	(125)	(132)
Other	(29)	—	(61)	—

Net cash used in investing activities	(52)	(1,187)	(581)	(1,708)

Financing activities:
Proceeds from borrowings	72,200	—	181,800	10,200
Payments on debt	(68,200)	—	(159,800)	(10,200)
Payments on retirement of short-term debt	—	(8,494)	(19,517)	(8,494)
Repurchase of common stock	—	(2,192)	(162)	(2,192)
Proceeds from issuance of common stock	2,302	100	4,073	105
Cash dividends paid	(358)	(347)	(1,057)	(1,051)
Other	—	—	—	10

Net cash provided by (used in) financing activities	5,944	(10,933)	5,337	(11,622)

Effect of exchange rate changes on cash and cash equivalents	690	(2,255)	2,585	326

Increase (decrease) in cash and cash equivalents	(3,170)	1,604	825	7,674
Cash and cash equivalents at beginning of period	33,033	49,957	29,038	43,887

Cash and cash equivalents at end of period	$29,863	$51,561	$29,863	$51,561

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the Third Quarter and First Nine Months of Fiscal 2011 and Fiscal 2010

(in thousands)

By Strategic Business Unit:

	Net Sales			Gross Profit
Third Quarter	FY 2011	FY 2010	% Change	FY 2011	% of Net Sales	FY 2010	% of Net Sales
EDG	28,002	21,229	31.9%	8,412	30.0%	7,062	33.3%
Canvys	11,651	12,179	(4.3%)	3,145	27.0%	3,314	27.2%

Total	$39,653	$33,408	18.7%	$11,557	29.1%	$10,376	31.1%

	Net Sales			Gross Profit
First Nine Months	FY 2011	FY 2010	% Change	FY 2011	% of Net Sales	FY 2010	% of Net Sales
EDG	84,150	60,146	39.9%	26,411	31.4%	20,694	34.4%
Canvys	33,993	36,392	(6.6%)	8,332	24.5%	9,649	26.5%

Total	$118,143	$96,538	22.4%	$34,743	29.4%	$30,343	31.4%